Exhibit 99.1

Media Release

Planegg/Munich, Germany, November 11, 2019

Results for Bimagrumab in Obesity and Type 2 Diabetes presented by MorphoSys’s Partner

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) announced today that its licensee Novartis presented phase 2 results for bimagrumab, a human anti-activin receptor monoclonal antibody developed by Novartis and generated utilizing MorphoSys’s proprietary HuCAL antibody technology. The data from the trial in overweight and obese adults with type 2 diabetes (T2D) were presented on November 7 as a late breaking poster at the Obesity Week 2019 in Las Vegas, USA.

According to the abstract, the double-blinded, placebo-controlled study showed thatbimagrumab treatment over 48 weeks was safe and well tolerated. The treatment reduced body fat and weight while increasing lean body mass (LBM). At week 48, fat mass decreased 21% (7.5 kg) in bimagrumab- vs. 0.5% (0.2 kg) in placebo-treated subjects (p<0.001) and HbA1c decreased 0.76% points in the bimagrumab group vs. an increase of 0.04% points in the placebo group (p=0.005). Weight decreased 6.5% (5.9 kg) in bimagrumab- vs. 0.8% (0.8 kg) in placebo-treated subjects (p<0.001); LBM increased 3.6% (1.7 kg) in the bimagrumab group vs. a decrease of 0.8% (0.4 kg) in the placebo group (p<0.001); and BMI was reduced 6.7% (2.2 kg/m2) in the bimagrumab group vs. 0.8% (0.3 kg/m2) in the placebo group (p<0.001).

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased to see these data from this clinical study in type 2 diabetes. We look forward to the further development of bimagrumab as a potential treatment option in this indication.”

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of bimagrumab in obesity and type 2 diabetes and the further clinical development of bimagrumab by Novartis. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of bimagrumab in obesity and type 2 diabetes and the further clinical development of bimagrumab by Novartis, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com